As filed with the Securities and Exchange Commission on December 15, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AmerUs Group Co.

(Name of Subject Company (issuer))

AmerUs Group Co.

(Name of Filing Person (offeror))

Optionally Convertible Equity-Linked Accreting Notes (OCEANs) due March 6, 2032
(Title of Class of Securities)

03072MAC2 and 03072MAD0
(CUSIP Number of Class of Securities)

Joseph K. Haggerty, Esq.
AmerUs Group Co.
699 Walnut Street
Des Moines, Iowa 50309-3948
(515) 362-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
Robert Evans III, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee (b)
up to $185,000,000	$37,750.00
aggregate original
principal amount

(a)	Estimated solely for the purpose of determining the registration fee, the transaction value is based upon the book value of the securities to be received by the acquiring person computed as of the latest practicable date prior to the date of filing.

(b)	Previously paid.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]	third party tender offer subject to Rule 14d-1	[ ]	going-private transaction subject to Rule 13e-3
[x]	issuer tender offer subject to Rule 13e-4	[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

TABLE OF CONTENTS

Item 1. Summary Term Sheet	2
Item 4. Terms of the Transaction	2
Item 6. Purposes of the Transaction and Plans or Proposal	2
Item 7. Source and Amount of Funds or Other Consideration	2
Item 11. Additional Information	2
Item 12. Exhibits	3

     This Amendment No. 2 to Schedule TO (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed on November 16, 2004 by AmerUs Group Co., an Iowa corporation (the “Company”) as amended by Amendment No. 1 thereto filed on December 3, 2004 (as so amended and supplemented, the “Schedule TO”) with the Securities and Exchange Commission. This Amendment relates to the offer by the Company (i) to exchange $1,000 in original principal amount of the Company’s new Optionally Convertible Equity-Linked Accreting Notes due March 6, 2032 (the “New OCEANs”) and (ii) to pay an exchange fee (an “Exchange Fee”) equal to $2.50, for each $1,000 in original principal amount of the Company’s outstanding Optionally Convertible Equity-Linked Accreting Notes due March 6, 2032 (the “Existing OCEANs”) that is validly tendered and accepted for exchange upon the terms and subject to the conditions set forth in the offering circular dated November 16, 2004 (the “Offering Circular”) and in the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time. The offer to exchange the OCEANs (including the payment of an Exchange Fee) pursuant to the Offering Circular is referred to herein as the “Exchange Offer.” This Amendment amends and supplements Schedule TO as set forth below.

     This Amendment is filed to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. The information in the Offering Circular and the related Letter of Transmittal, copies of which were previously filed on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

     On December 15, 2004, the Company issued a press release announcing the results and completion of the Exchange Offer, which expired at 9:00 a.m., New York City time, on December 15, 2004. A copy of this press release is filed as Exhibit (a)(1)(vii) to the Schedule TO and is incorporated by reference herein.

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Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(vii)	Press Release dated December 15, 2004

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AmerUs Group Co.
	By:	/s/ Melinda S. Urion
		Name:	Melinda S. Urion
Dated: December 15, 2004		Title:	Executive Vice President, Chief Financial Officer & Treasurer

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